Exhibit 99.1

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of May 14, 2025 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation (“Sigma”, “Sigma Lithium” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three-month ended March 31, 2025. This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2024 and 2023 together with the notes thereto, and the unaudited condensed interim consolidated financial statements for the three-month periods ended March 31, 2025 and 2024. Results are reported in United States dollars, unless otherwise noted.

The Company’s financial statements and the financial information contained in this MD&A are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Unless inconsistent with the context, references in this MD&A to the “Company” or “Sigma” are references to the Company and its subsidiaries.

The Company’s office address is 181, Bay Street, Suite 4400, Toronto, Ontario, M5J 2T3, Canada. The Company’s common shares (“Common Shares”) trade under the symbol “SGML” in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”). Additionally, Brazilian Depositary Receipts (“BDRs”) trade under the symbol “S2GM34” in Brazil on the B3 exchange.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithiumresources.com, at www.sedarplus.ca (SEDAR) and at www.sec.gov (EDGAR).

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, dated March 31, 2025, with an effective date of January 15, 2025, (the “Technical Report”), for the resource and reserve estimates. The Technical Report is compliant with the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

The Technical Report includes information about the Company’s wholly-owned Grota do Cirilo lithium operations (the “Operations”) in Brazil, such as: (i) the mineral reserve and resource estimates for the Xuxa deposit (“Phase 1”), the Barreiro deposit (“Phase 2”) and the Nezinho do Chicão deposit (“Phase 3” and together with Phase 2, "Phase 2 & 3”); (ii) the results of the updated feasibility study on Phase 1 (the “Phase 1 FS”); and (iii) the results of the preliminary feasibility study on Phase 2 and 3 (the “Phase 2 and 3 PFS”).

On January 1, 2025, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“US$”). This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated as of US$ had always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

The figures in this MD&A are presented in United States dollars and are referred herein as “$”, “US$” or “USD”. Additionally, Brazilian Reais are denoted as "R$" in this document.

Readers should refer to and carefully consider the sections below titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

OUR BUSINESS

Sigma Lithium is a commercial producer of high purity, environmentally sustainable, lithium oxide concentrate. The Company’s existing Phase 1 operations, along with its planned Phase 2 and 3 expansions to triple capacity, represent one of the largest hard rock lithium mining and beneficiation complexes in the world. Our assets are located in the municipalities of Araçuaí and Itinga in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of the operating assets indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), with the leasehold area comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations, applications for mineral exploration authorizations) spread over 185 km2, located within the broader 19,000-hectare land package held by Sigma Brazil (containing the Grota do Cirilo, Sao José, Genipapo and Santa Clara properties).

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Sigma’s operations are vertically integrated, with the Company’s mines supplying spodumene bearing material to its lithium production and processing plant (the “Greentech Plant”). The Greentech Plant is designed and operated to produce a 5.1% to 6.0% high purity lithium oxide concentrate (“Green Lithium”), engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”), in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process.

Sigma is taking a phased approach to its operations, with production at its Phase 1 Greentech Plant and associated mine commencing in April 2023. At 270,000 tonnes per annum of 5.5% lithium oxide concentrate production capacity, Phase 1 has positioned the Company as a globally relevant, Tier-1, concentrate producer. The Company is active in expanding its production footprint having issued a Final Investment Decision (“FID”) on its Phase 2 project on April 1, 2024. Phase 2 would take consolidated capacity to 520,000 tonnes per annum of 5.5% concentrate. The existing shared infrastructure built with the Phase 1 Greentech Plant is expected to support two additional production lines, with each of the eventual 3 phases designed to follow a similar flowsheet as demonstrated at Phase 1.

The Sigma Greentech Plants also produce a low-grade, high-purity, zero-chemical, hypofine by-product (“Green By-Products”) at approximately 1.3% lithium oxide (“Li2O”). Depending on market conditions, these Green By-Products can be sold to strengthen Sigma’s ESG-centric approach to pioneer a “zero tailings” environmental sustainability strategy, minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream to the Company.

Since its inception in 2012, the Company’s mission has emphasized environmental, social, and governance (“ESG”) practices to support sustainable development. The Company is also actively engaged in social programs that promote sustainable development and inclusion—including on its Board of Directors (the “Board”)—as well as initiatives to upskill local communities in the region where it operates.

As part of this commitment, the Company has adopted the strategies outlined in Table 1 to advance its operations in a responsible and sustainable manner. Notably, the Company has successfully delivered on its “net zero carbon” program through the purchase of carbon credit in-setting, achieving “quintuple zero” status: zero net carbon, zero tailings dams, zero hazardous chemicals, zero use of potable water, and zero dirty power, from the outset of operations.

Looking ahead, Sigma plans to further enhance its ESG initiatives through innovative programs, including increasing the use of biofuels to 50% in its trucking fleet.

Table 1: Summary of Sigma’s ESG-Driven Decisions & Strategies

Governance	Sustainable Development	Greentech Plant
CEO / Co- Chairpersons: 100% / 50% female (1)	Phase 1 built as two pits to preserve seasonal stream	Zero net carbon, tailings dams and hazardous chemicals
Board Independence: 60% independent (2)
Board Committees Chair Independence: 75% independent (3)	Social programs / commitment to local hiring and training	Zero potable water use
Board Diversity: 40% female representatives / LGBTQ representation (4)		100% green hydro power

(1) The Company’s CEO is female (100%); and the Board has two chairpersons whose one (50%) is female.

(2) The Board has five members, and three of them (60%) are independent.

(3) Three of the four Board Committees are chaired by independent directors (75%).

(4) The Board has two members (40%) that represent women and LGBTQ community.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

CORPORATE HIGHLIGHTS

The Company notes the following corporate highlights for the three-month period ended March 31, 2025:

▪	On March 13, 2025, Mr. Junaid Jafar was appointed as a new independent member of the Board of Directors, replacing Mr. Bechara Azar, who resigned from his position on the Board for personal reasons. Mr. Jafar is currently the Chief Investment Officer at Al Muhaidib Investment Office, which is the family office of Al Muhaidib Group, one of the largest private conglomerates in the Middle East headquartered in Dammam, Saudi Arabia. Mr. Jafar’s professional expertise spans direct investments across private equity, private credit globally and throughout the Middle East. With nearly 30 years in investment management, he has previously worked at J.P. Morgan, Fitch Ratings and Janus Henderson in London, as well as at Emerging Markets Partnership and Tadhamon Capital in Bahrain. He is a Fellow of the Institute of Chartered Accountants England & Wales (ICAEW) and holds a bachelor’s degree in economics and political science from Middlebury College in Vermont, USA.

FINANCIAL HIGHLIGHTS

For the three-month period ended March 31, 2025, the Company notes the following financial highlights:

▪	Reported revenue of $47.7 million, 28% increase compared to 1Q24

▪	Achieved better than target quarterly costs:

-	CIF China cash operating costs of $458/t in 1Q25, 8% below target of $500/t.

-	All-in sustaining cash costs (AISC) totaled $622/t in 1Q25, 6% below target of $660/t.

▪	Strong margins in 1Q25: reflecting profitability and operational efficiency.

-	Cash gross margin of 35%.

-	Adjusted EBITDA margin of 24%.

▪	Reported net income of $4.7 million or $0.04 per share.

GREENTECH PLANT PRODUCTION HIGHLIGHTS

Sigma Lithium’s production of green lithium oxide concentrate totaled 68,308 tonnes for the three-month period ended March 31, 2025.

As of the date of this MD&A, the Company has the following operational updates related to its Greentech Plant 1:

▪	The Company continued process optimization at Greentech Plant 1, focusing on improving ultrafines screening efficiency and stabilizing the DMS cyclones, leading to higher production recoveries.

▪	As part of the 2Q25 maintenance plan, the thickener module will be upgraded to improve processed water filtration and recovery, enhancing overall plant efficiency.

▪	Scheduled crusher module maintenance in late May of 2025 will replace existing screens with newly designed ones to improve reliability and reduce future maintenance costs.

Table 2: Summary of Key Phase 1 Operating Metrics

Key Operating Metrics	Unit	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Production
Green Lithium Production	(kt)(1)	54.2	49.4	60.2	77.0	68.3
Grade of Green Lithium shipped loading	(%)	5.4%	5.5%	5.2%	5.2%	5.0%
Sales
Green Lithium Oxide Concentrate	(kt)(1)	52.9	52.6	57.5	73.9	61.6
Total Net Revenue	($ million)	37.2	45.9	20.9	47.3	47.7

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Going forward, the Company intends to remain focused on completing the following key workstreams in 2025:

▪	Continue to maximize daily production levels; expect an improvement from screen investment in 2Q25;

▪	Analyze further opportunities to optimize plant flowsheet to drive better plant throughput and consistency; and

▪	Optimize preventive maintenance schedules for the crusher plant to maximize operational uptime and ensure consistent, reliable performance.

Commercial Agreements

Sigma Lithium completed one large shipment of Green Lithium during the three-month period ended March 31, 2025, which was priced on a provisional basis through IRH Global Trading Ltd ("IRH"). In total, the Company sold 61,584 tonnes in the first quarter.

Health & Safety

Health and safety remain Sigma’s primary focus at the operating site, and the Company is proud to report the following achievements as of the date of this MD&A:

•	Strengthening HSE Strategy: The alignment of the Health, Safety, and Environment (HSE) operational strategy has been a priority, ensuring that senior management’s values are effectively communicated and translated into leadership at the operational level. Clear and effective communication has been key to ensuring that all personnel understand the strategy, its objectives, and their individual roles in its implementation. This alignment helps to streamline efforts and prioritize safety outcomes;

•	Employee Engagement & Safety Leadership: Sigma promotes employee involvement as a core principle in the continuous improvement of its health and safety system. This commitment has been reinforced through the strengthening of the Internal Accident Prevention Committee. In January 2025, new committee members were elected, followed by two meetings aimed at advancing the Company’s safety culture; and

•	Workshops & Safety Culture Development: In 2025, monthly safety meetings have been held with contracted teams to foster the collective development of a strong workplace safety culture. Practical actions have been implemented, including the regular sharing of best practices among team members.

Over the twelve months ended December 31, 2024, the Company recorded seven reportable cases and a total recorded injury frequency rate of 2.35, based on the International Council on Mining and Metals (ICMM) metric of total recorded cases per hours worked. The Company has achieved 514 consecutive days without a Lost Time Injury (LTI), reinforcing its commitment to workplace safety and operational excellence.

In the first quarter of 2025, the Company further improved its performance, reaching a TRIFR of 1.23 and extending its record to 604 consecutive days without a Lost Time Injury (LTI).

MINING HIGHLIGHTS

As of the date of this MD&A, the Company reports the following highlights and advancements in its 2025 mining activities:

▪	A Geo-Metallurgy Manager has been hired to lead the development and integration of geo-metallurgical practices across mine planning and operations;

▪	The first geo-metallurgical model has been developed, including predictive outputs for yield and metallurgical recovery (“MR”), and is now being used to support mine planning and Dense Media Separation (DMS) strategies;

▪	The restructuring of the mine planning team has led to a revision of pit geometry, resulting in improved productivity and increased volumes of liberated ore;

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The greater availability of ore has contributed to more consistent ROM volumes and quality, providing enhanced stability for downstream processing;

▪	A new Drilling and Blasting Manager has also been appointed. Updated drill and blast plans are focused on maximizing fragmentation quality, improving excavator productivity, and reducing the number of blasting events. These efforts have also yielded benefits in terms of geotechnical stability and improved relationships with surrounding communities;

▪	The multi-pit and phase mine plan continues to evolve, confirming strong synergies among Phases 1, 2, and 3, as outlined in the FY2024 MD&A;

▪	A new Mine Control Room was inaugurated, enabling centralized command of mine operations and maximizing the Overall Equipment Effectiveness (OEE) of our drilling, loading, and hauling fleets;

▪	Ongoing initiatives continue to assess optimization of equipment size and configuration to improve both productivity and cost efficiency;

▪	Further enhancements in grade control are underway through improved monitoring of dispatched trucks, reducing ore losses and contamination, and minimizing feed variability at the processing plant.

Table 3: Total Mined and Processed Material

(Kt volume)	Units	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24	3Q24	2024	1Q25
Ore mined	dmt	124	381	435	966	389	298	397	478	1.562	395
Waste mined	dmt	3,343	2,922	2,533	10,394	4,275	6,365	5,097	4,452	20,189	5,026
Total material mined	dmt	3,467	3,303	2,968	11,360	4,664	6,663	5,494	4,930	21,751	5,421
Ore crushed	dmt	108	343	397	848	389	348	416	476	1.629	396
Ore processed	dmt	81	320	376	777	391	346	368	405	1.510	382

(1)kt = thousands of tons ; (2)dmt = dry metric tonnes

PHASE 2 DEVELOPMENT PROGRESS

During the three-month period ended March 31, 2025, Sigma advanced the development of its Phase 2 expansion project with formal earthworks, terracing and civil works.

As a reminder, on April 1, 2024, the Company announced an FID – Final Investment Decision was made by the Sigma Board to green light the project and begin earthworks. The Phase 2 expansion is expected to add 250,000 tonnes per annum of 5.5% Green Lithium production capacity. This would bring the total annual lithium oxide concentrate production capacity at Sigma’s Grota do Cirilo operations to 520,000 tonnes.

The capital expenditure (“capex”) total for the Phase 2 is expected to be $101 million (FEL3), with commercial production from Phase 2 ramping up in 2026.

The existing shared infrastructure built with the Phase 1 Greentech Plant is expected to support two additional production lines, including Phase 2. To reduce execution risk, Sigma is deploying a similar engineering flowsheet as demonstrated at Phase 1 and is using most of the same parts suppliers. The Company has taken from its experiences in operating the Phase 1 plant to make upgrades to the Phase 2 design where applicable.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Table 4: Uses of Cash Analysis for Phase 2 Construction

Capex (000 USD)	Phase 1 (actual)	Phase 2 (budget )
MINE	7,337	0,000
Mine General	5,259	0,000
Mine Infrastructure General	2,078	0,000
Industrial Site Construction	16,600	16,454
Earthworks	4,173	7,216
Infrastructure	12,427	9,238
Industrial Plant	64,357	62,128
Crushing System	17,378	21,255
DMS System	29,466	31,096
Assembly Direct and Construction Management	3,167	3,409
Civil Direct and Construction Management	6,295	5,417
Substation	8,051	0,951
Environmental	11,775	10,962
Water Recycling	3,259	3,094
Tailings Dry Stack	4,901	5,668
Sewage & Water	3,615	2,199
R&D Engineering Design	17,222	5,029
Engineering	17,222	5,029
Construction Management	9,028	6,398
Construction Management	7,388	5,484
Procurement	1,640	0,914
(=) Construction Capex (*)	126,321	100,970
Construction Addition	0,000	6,536
Acceleration Plan		6,536
(=) Total Construction Capex	126,321	107,506
Others	5,584	(0,149)
WC (Spare Parts)	7,034	1,025
VAT Tax Benefit	(1,451)	(1,174)
(=) Total Capex	131,904	107,357

ESG & SUSTAINABILITY HIGHLIGHTS

Sigma’s mission statement and key focus has been guided by making business decisions in a manner consistent with furthering the UN SDGs and adhering to the highest level of ESG practices.

Specifically, Sigma is focused on the following three pillars: (i) sustainable development; (ii) minimizing the environmental impact of our operations; and (iii) improving the lives of those in and around the region where we operate. Further, the Company remains focused on global leadership to increase awareness of our “green battery metals” approach.

Sigma is proud to report the progress made during the three-month periods ended March 31, 2025 and 2024, to advance its social and environmental programs, which have been developed to ensure the sustainable operation of the integrated mining and beneficiation complex and development of the Jequitinhonha Valley region.

Environmental Programs Updates

The main environmental activities planned for the rainy season, which began in the last quarter of 2024, were successfully completed during the first quarter of 2025. These efforts focused on the restoration and conservation of local biodiversity, as outlined below:

  The Company completed the planting of 20,000 native seedlings in degraded areas surrounding the project site, marking a significant step forward in its ecological restoration program;
  At the onset of the rainy season, topsoil was applied to the surface of waste rock piles, followed by hydroseeding and the installation of biomats. These measures were finalized in February 2025 and contributed meaningfully to revegetation, biodiversity preservation, and the mitigation of environmental impacts; and
  An extensive biodiversity monitoring campaign was conducted by a team of biologists, who assessed the evolution of local fauna to support ongoing conservation and habitat restoration initiatives.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

For the second quarter of 2025 the main actions planned are:

  An extensive Dust Suppression Polymer Program will be implemented as part of the Company's Zero Dust Initiative. This measure is strategically aligned with the onset of the dry season in Brazil's semi-arid region.
  The Company will intensify the use of water trucks for dust control in surrounding community areas. This initiative goes beyond Sigma’s operational footprint and aims to enhance community perception and well-being.

Social Programs Initiatives & Updates

Sigma’s activities related to its social programs are summarized below.

▪	Microcredit Program: In 2022, Sigma established the largest microcredit program in Brazil, which has been targeted for female entrepreneurs in the Jequitinhonha Valley region. Through this program, the Company encourages sustainable development by providing microcredit loans of R$2,000 per person and providing mentorship programs. The Company is proud to report that as of the date of this MD&A, 2,258 female entrepreneurs have enrolled in the program, 1,892 videoconferences have been held, 4,388 interactions via mobile messaging or video conferences with their business advisors and 1,592 participants have already received the microcredit. In June 2025, approximately 150 new loans will be given using the repayable amount, resulting from payments made by women who already have their small and medium-sized businesses up and running, in addition to having already paid off their loans.This program advances the goals of UN’s SDGs #5 (Gender Equality), #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).

▪	Zero Drought for Small Holder Farmers Program: In 2023, the Company announced the “Zero Drought for Small Holder Farmers” program consisting of the construction of 1,000 small rainwater capture structures in the municipality of Itinga and another 1,000 in the municipality of Araçuaí, totalling 2,000 structures in the mid Jequitinhonha Valley region. As of the date of this MD&A, 700 rainwater capture basins have been built in the municipality of Itinga and 700 in the municipality of Araçuaí. These water capture basins are dug into the ground and located at strategic points to prevent soil erosion during the heavy rainfall season, store water for irrigation of small crops during the dry periods and contribute to increasing the volume of water that will feed the region’s aquifers. The Company will donate to the municipalities structures which will be built via third-party contractors to support the need. The municipalities completed the geolocation studies for the allocation of the structures.

▪	Water For All Program: To further combat the impacts of water scarcity in the Jequitinhonha Valley region, the Company provided 151 water tanks to date for residents located in the surrounding areas of the Greentech Plant. The drinking water tanks are refilled monthly with the support of tanker trucks and staff provided by Sigma. By March, we have completed 20 months of water supply in the neighboring communities. This program advances the goals of UN’s SDG #6 (Clean Water and Sanitation).

▪	Combating Violence Against Women Program: The Company implemented a program, in partnership with the Justice Court of the state of Minas Gerais, targeting domestic abuse against women in the Jequitinhonha Valley region. This program advances the goals of UN’s SDGs #5 (Gender Equality) and #11 (Sustainable Cities and Communities).

▪	Homecoming Employment Program: Sigma remains committed to prioritizing employing local people in the Jequitinhonha Valley region. The Company is proud to report that it continued to make progress on this initiative, with 98% of its employees living in the region. This program advances the goals of UN’s SDGs #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).

▪	Education Program for Mining Technicians Program: In order to support the Homecoming Employment Program, Sigma established a partnership between the Federal University of Vales do Jequitinhonha e Mucuri (Campus Janaúba) and the Federal Institute of Education of Araçuaí in January 2022, establishing the first program to train mining technicians in the region. The educational program will be taught by ten teachers over a three-year period with a workload of approximately 1,200 hours. Sigma is proud to announce that, as of the date of this MD&A, 40 individuals from the Jequitinhonha Valley region have successfully graduated from the program in 2024. The Company looks forward to welcoming these graduates to its operational team. This program advances the goals of UN SDGs #4 (Quality Education) and # 17 (Partnership for the Goals).

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Zero Hunger Action Program: The Company remains committed to humanitarian relief efforts, continuing to deliver food baskets annually, with 600 distributed per month. This initiative was first established in 2021, at the peak of the COVID-19 pandemic, to support vulnerable families in the Vale do Jequitinhonha region. Currently, the Company continues to distribute 600 food baskets per month, with 300 allocated to the Municipality of Itinga and 300 to the Municipality of Araçuaí. The decision to maintain this program reflects the Company's recognition of the ongoing vulnerability faced by families in the region. This initiative aligns with the UN’s SDGs #1 (No Poverty), #2 (Zero Hunger), and #17 (Partnerships for the Goals).

Being a Child Program: During the second quarter of 2023, the Company committed to a series of initiatives to help promote sustainable development in the communities of Poço Dantas, Ponte do Piauí and Taquaral Seco, located relatively close to the enterprise. Sigma financed the renovation and expansion of a school in the community, which benefits approximately 30 local children, delivered in January of 2024. In December 2023, Sigma refurbished the outdoor sports court, which is helping promoting sports and community building in the area.

Another partnership between Sigma Lithium and Itinga City Hall, through the municipality's Department of Education and Culture, is promoting after-school classes at Escola Municipal Nuno Murta, in the community of Poço Dantas.

In addition to the after-school program for children in Poço Dantas, Sigma launched a literacy program for youth and adults in October 2024. This initiative supports individuals who have not previously had the opportunity to learn to read and write, helping to promote inclusion and lifelong learning within the community.

Launched in June 2024, after-school activities have also been extended to Escola Municipal José Gonçalves, located in the municipality of Araçuaí and serving several rural communities. The program incorporates musicality, body expression, and cultural elements from the Jequitinhonha Valley, enriching the experience of more than 200 students. This initiative is carried out in partnership with the Araçuaí City Hall, through its Department of Education.

In line with its social investment strategy, which aims to strengthen education in the communities where Sigma operates, the Company, in partnership with the Itinga Department of Education and Culture, refurbished the Vira-Mundo nursery school in Itinga in July 2024. This initiative is already benefiting over 70 children aged 0 to 6 by providing access to educational activities in a safer and more comfortable environment. Additionally, parents working at Sigma, as well as those employed in other local sectors, will also benefit from this contribution.

▪	Sigma Visit Program "Open Doors" - With the aim of strengthening relationships with its stakeholders and sharing the good practices it has developed, in November 2023 Sigma began its visit program by welcoming technical courses in Taquaral de Minas, Itinga district and neighboring communities. In partnership with operations, geology and the environment departments, the social area conducts a structured program of visits to the Company's operations. The program prioritizes neighboring communities and schools with technical training. This program advances the goals of UN’s SDGs #4 (Quality Education), #12 (Responsible Production and Consumption), and #13 (Climate Change).

▪	Grievance Mechanism: In light with the UN Guiding Principles on Business and Human Rights, Sigma Lithium has a channel for handling complaints and manifestations (Grievance Mechanism) from interested parties, offering a customer service team and a manifestation management system, in addition to being prepared for the receipt, analysis, processing and feedback for the manifestations received. The system has:

-	24/7 customer service team: 0800 channel, WhatsApp, email, receptive and active;

-	Certified and secure manifestation management system, which allows recording of receipt, analysis, processing and returns; and

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

-	Service procedures, in accordance with human rights guidelines and main international and national indicators for managing the mechanism (adapted to accommodate people with special needs and accept anonymous calls).

Sigma Lithium’s goals with the manifestation channel are:

-	Expanded knowledge of the demands of society in general;

-	Reception and forwarding of social events;

-	Improvement of the organization's way of doing things, through the inputs provided by registering complaints and grievances;

-	Anticipation of scenarios for mitigating crises/social conflicts, based on monitoring indicators and defining goals;

-	Contribution to the construction of relevant organizational and relationship strategies, for continuous improvement of the ability to communicate with stakeholders and forward solution; and

-	Improved relationships and dialogue to increase credibility with interested parties, generating shared value.

Engaging and listening to local communities

Since the start of its operations, the Company has maintained an ongoing dialogue with the residents of the communities where it operates. Regular face-to-face meetings have been held with the local community to discuss mutual interests and concerns. During each dialogue session, Sigma collaborates with internal experts to listen to community feedback, including concerns, demands, and suggestions, fostering transparency and strengthening the relationship between the Company and the local population. Together, solutions are developed, community interests are addressed, and progress is continuously monitored.

The Company is supported by a dedicated team specializing in human rights, community relations, and social dialogue. This team regularly visits residents to monitor the progress of social projects and ensure ongoing engagement with the community. In addition to in-person meetings, the Company has launched a 24/7 communication system, allowing residents to make free phone calls and send WhatsApp messages. The channel is accessible to individuals with special needs and also accepts anonymous calls, ensuring inclusivity for all.

Sigma Lithium has always fostered open and transparent dialogue with local communities. With the introduction of these new communication channels, the Company further strengthens its connection with residents, enhancing dialogue, promoting active listening, and supporting local development. All dialogue initiatives align with the key human rights principles outlined by the United Nations and other national and international organizations.

Corporate Governance Updates

▪	On March 13, 2025, Mr. Bechara Azar resigned from his position on the Board for personal reasons. On the same date, Mr. Junaid Jafar joined the Board.

▪	The current composition of the Company’s internal committees is as follows:

•	Audit, Finance and Risk Committee (formerly named Audit Committee): comprised of Eugênio de Zagottis (Chairperson), Alexandre Rodrigues Cabral and Junaid Jafar, so as to be comprised entirely of Independent Directors.

•	People & Governance Committee (formerly named Corporate Governance, Nomination and Compensation Committee): comprised of Marcelo Paiva (Chairperson), Eugênio de Zagottis and Junaid Jafar.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

•	ESG Committee: comprised of Alexandre Rodrigues Cabral (Chairperson), Ana Cristina Cabral, and Maria José Gazzi Salum.

•	Technical Committee: comprised of Alexandre Rodrigues Cabral (Co-Chairperson), Vicente Lobo (Co-Chairperson), Ana Cristina Cabral and Marcelo Paiva.

REGULATORY & LICENSING UPDATES

Licensing Updates

On December 21, 2024, Sigma obtained the Preliminary License, the Installation License, and the Operating License (“LP", “LI” and “LO”, respectively) for its Phase 2 – Barreiro mine. Once again, the approval was unanimous by the State Environmental Policy Council (“COPAM”), the board responsible for voting and awarding environmental licenses in the State of Minas Gerais, including the votes of non-governmental organizations representatives. This milestone enables Sigma to expand its mineral lithium production capacity to up to 5.5 million tonnes per year.

On January 31, 2024, Sigma was awarded its LP, LI and LO to install and operate its second Greentech Plant by the State of Minas Gerais. The Company, once again, received unanimous approval by all members of the COPAM, including the vote of the board members representing the NGOs.  The obtainment of the LP, LI and LO for its second Greentech Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

Litigation Updates

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the term-sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

As of March 31, 2025, the Company is involved in civil and labor lawsuits totaling $6,168 for which the likelihood of loss has been assessed as possible by our external legal advisors, and $1,934 for cases assessed as probable losses, for which accounting provisions have been recognized.

SELECTED FINANCIAL INFORMATION

Quarterly Information	2025	2024 (as restated) [1]				2023 (as restated) [1]
(in $ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Assets	348.3	327.1	368.9	414.1	429.6	367.5	336.1	288.2
Property, Plant & Equipment	152.5	141.0	166.5	163.1	175.0	180.9	171.4	175.1
Loans and Export Prepayment	168.7	173.6	181.18	219.5	201.5	128.9	111.1	100.3
Sales Revenue	47.7	47.3	20.9	45.9	37.2	38.2	96.9	-
Cost of Goods Sold and Distribution	(34.2)	(32.0)	(29.2)	(29.8)	(28.6)	(33.4)	(35.1)	-
Expenses	(3.8)	(36.8)	(15.7)	(29.1)	(16.1)	(14.5)	(20.0)	(33.1)
Income Tax and Social Contribution	(5.0)	13.0	(1.1)	2.2	0.5	0.2	(5.3)	-
Net Income / (Loss) for the Period	4.7	(8.5)	(25.1)	(10.8)	(7.0)	(9.5)	36.5	(33.1)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Q1 2025 The total assets increased $21.2 million, mainly due to $15.5 million in trade accounts receivable due to sales made in this quarter and $11.5 million in property, plant and equipment due to the foreign currency translation adjustment of subsidiaries in the amount of $11.1 million and $3.2 million in depreciation of the assets, which were partially offset by new additions of $3.7 million in the period. Loans and export prepayment decreased $4.9 million mainly due to $20.8 million new export prepayment trade finance lines of credit raised during the quarter, with an average interest rate of 9.6% p.a. and $4.9 million in interest accrual for the period, offset by the repayment of principal of export prepayment trade finance of $31.0 million. Net income of $4.7 million during the three-month period ended March 31, 2025, consisted of a gross profit of $13.5 million, obtained from $47.7 million in sales revenue and $34.2 million in cost of goods sold and distribution costs. Additionally, the Company incurred $1.2 million in salaries and benefits; $1.4 million in legal services; $0.5 million in insurance; $0.2 million in sales expenses; $2.5 million in other general corporate expenses; $0.8 million in stock-based compensation and $2.9 million in financial income (expenses), net.

Q4 2024 Total assets decreased $41.8 million, mainly due to $25.5 million in property, plant and equipment due to the foreign currency translation adjustment of subsidiaries in the amount of $19.0 million and $4.5 million in depreciation of the assets. Loans and export prepayment increased $7.6 million mainly due to $13.6 new export prepayment trade finance lines of credit raised during the quarter, with an average interest rate of 8.1% p.a. and $5.1 million in interest accrual for the period, offset by the repayment of principal of export prepayment trade finance of $10.0 million and $14.9 million in payment of interest, which $2.0 million on export prepayment trade finance, $0.3 million on Brazilian Development Bank of Minas Gerais (“BDMG”) agreements and $12.6 million on long-term export prepayment. Net loss of $8.5 million during the three-month period ended December 31, 2024, consisted of a gross profit of $15.3 million, obtained from $47.3 million in sales revenue and $32.1 million in cost of goods sold and distribution costs. Additionally, the Company incurred $0.8 million in salaries and benefits; $0.7 million in legal services; $0.2 million in insurance; $1.2 million in sales expenses and commissions; $2.6 million in accrual for contingencies; $1.9 million in other general corporate expenses; $2.5 million in stock-based compensation and $26.8 million in financial income (expenses), net.

Q3 2024 Total assets decreased $45.2 million, mainly due to $50.8 million in trade accounts receivable due to sales made in the second and third quarters being partially received before September 30, 2024. Loans and export prepayment decreased $38.3 million mainly due to $69.8 million of repayment of principal the export prepayment trade finance, offset by a new export prepayment trade finance lines raised during the period, in the amount $28.6 million, with an average interest rate of 8.8% p.a. Net loss of $25.1 million during the three-month period ended September 30, 2024, consisted of sales revenue $20.9 million as a result of provisional price adjustment due to the decrease in average prices realized during the period and $29.2 million in cost of goods sold and distribution costs. Additionally, the Company incurred $1.3 million in salaries and benefits; $1.0 million in legal services; $0.5 million in insurance; $0.5 million in public company costs; $2.5 million in other general corporate expenses; $1.4 million in stock-based compensation and $8.4 million in financial income (expenses), net.

Q2 2024 Total assets decreased $15.6 million, mainly due to $11.9 million in property, plant and equipment due to the foreign currency translation adjustment of subsidiaries in the amount of $19.2 million and $3.2 million in depreciation of the assets, which were partially offset by new additions of $11.2 million in the period. Loans and export prepayment increased $18.0 million mainly due to $47.6 million in new export prepayment trade finance lines of credit raised during the period, with an average interest rate of 10.3% p.a., $5.4 million in interest accrual for the period, this effect was partially offset by the repayment of principal of export prepayment trade finance of $33.1 million. Net loss of $10.8 million during the three-month period ended June 30, 2024, consisted of a gross profit of $16.2 million, obtained from $45.9 million in sales revenue and $29.8 million in cost of goods sold and distribution costs. Additionally, the Company incurred $1.3 million in salaries and benefits; $0.9 million in legal services; $0.6 million in insurance; $0.7 million in public company costs; $2.7 million in other general corporate expenses; $1.9 million in stock-based compensation; $2.0 million in accrual for contingencies and $18.6 million in financial income (expenses), net.

Q1 2024 The total assets increased $62.0 million mainly due to $59.6 million in cash and cash equivalents due to financing activities and $6.6 million in trade accounts receivable due to shipments made in the first quarter of 2024. Loans and export prepayment increased primarily due to $88.5 million are mainly due new export prepayment trade finance lines of credit raised during the first quarter of 2024, with an average interest rate of 9.8% p.a., $4.6 million in interest accrual for the period, this effect was partially offset by the repayment of principal of export prepayment trade finance of $9.3 million and $11.4 million in payment of interest on long-term export prepayment. Net loss of $6.9 million during the three-month period ended March 31, 2024, consisted of a gross profit of $8.6 million, obtained from $37.2 million in sales revenue and $28.6 million in cost of goods sold and distribution costs. Additionally, the Company incurred $1.2 million in salaries and benefits; $0.4 million in legal services; $0.7 million in accounting end audit service; $0.6 million in insurance; $7.0 million in financial income (expenses), net, $0.9 million in sales expenses and commissions; $1.4 million in other general corporate expenses and $2.3 million in stock-based compensation.

|11

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Q4 2023 Total assets increased by $31.5 million, primarily due to $20.3 million in cash and cash equivalents resulting from sales recognized during the quarter, an additional tranche of $6.4 million drawn from BDMG, and an increase of $9.4 million in property, plant and equipment as the Company continued to finalize the commissioning and construction of its Phase 1 Greentech Plant. Loans and export prepayment increased by $20.5 million primarily due to the additional tranche drawn from BDMG in the amount of $6.4 million with an interest rate of 3.88% p.a., and interest accrual on the long-term export prepayment of $11.5 million. Net loss of $9.5 million during the three-month period ended December 31, 2023, consisted of a gross profit of $4.8 million, obtained from $38.2 million in sales revenue and $33.4 million in cost of goods sold and distribution costs. Additionally, the Company incurred $2.0 million in salaries and benefits; $2.7 million in legal services; $0.9 million in insurance; $3.0 million in financial income (expenses), net, $4.1 million in other general corporate expenses and $0.3 million in stock-based compensation.

Q3 2023 Total assets increased primarily due to the $47.8 million increase in customers, referring to sales carried out at the end of the third quarter. Loans and export prepayment increased primarily due to a $10.8 million new export prepayment trade finance agreement, with an interest rate of 15.48% p.a. Net income of $36.5 million during the three-month period ended September 30, 2023, consisted of a gross profit of $61.8 million, obtained from $96.9 million in sales revenue and $35.1 million in cost of goods sold and distribution costs. Additionally, the Company incurred $3.7 million in salaries and benefits; $3.0 million in legal services; $0.9 million in advertising and public relations; $1.0 million in insurance; $2.5 million in advisory and consulting services; $8.0 million in financial income (expenses), net, $0.9 million in other general corporate expenses and $1.8 million in stock-based compensation.

Q2 2023 Total assets increased primarily due to $19.1 million increase in property, plant and equipment as the Company continued to finalize the commissioning and construction of its Phase 1 Greentech Plant. Net loss of $33.1 million during the three-month period ended June 30, 2023, consisted of $3.6 million in salaries and benefits; $1.7 million in legal services; $1.2 million in accounting and auditing services; $1.1 million in insurance; $3.7 million in other general corporate expenses and $21.8 million in stock-based compensation.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Selected consolidated financial information is as follows:

Financial Position

As of March 31, 2025 compared to Year Ended December 31, 2024

Financial Position	2025	Change 2025 vs 2024	2024	Change 2024 vs 2023	2023
			(As restated)[1]		(As restated)[1]
(in $ millions)	Full year		Full year		Full year
Cash and cash equivalents	31,111	(14,807)	45,918	(2,666)	48,584
Trade accounts receivable	27,035	15,451	11,584	(10,816)	22,400
Inventories	21,232	5,092	16,140	1,473	14,667
Advance to suppliers	7,134	(2,593)	9,727	4,400	5,327
Accounts receivable from related parties	—	—	—	(10)	10
Prepaid expenses and other assets	2,264	(770)	3,034	(270)	3,304
Recoverable VAT and other taxes	9,089	2,721	6,368	(6,971)	13,339
Total current assets	97,865	5,094	92,771	(14,860)	107,631

Judicial deposits	6	6	—	(49)	49
Loans and accounts receivable from related parties	15,897	2,944	12,953	3,025	9,928
Recoverable VAT and other taxes	1,948	636	1,312	1,312	—
Deferred income tax and social contribution	16,038	(3,192)	19,230	17,669	1,561
Cash held as collateral	12,686	—	12,686	1,167	11,519
Property, plant and equipment	152,533	11,508	141,025	(39,831)	180,856
Deferred exploration and evaluation expenditure	51,340	4,199	47,141	(8,875)	56,016
Total non-current assets	250,448	16,101	234,347	(25,582)	259,929
Total assets	348,313	21,195	327,118	(40,442)	367,560

Suppliers	38,569	5,942	32,627	(21,048)	53,675
Loans and export prepayment	55,786	(5,810)	61,596	39,789	21,807
Lease liability	1,897	144	1,753	144	1,609
Prepayment from customers	1,879	365	1,514	(111)	1,625
Taxes payable	6,016	2,093	3,923	(6,311)	10,234
Payroll and related charges	3,521	1,562	1,959	52	1,907
Legal contingencies	500	345	155	155	—
Other liabilities	6,435	1,191	5,244	3,785	1,459
Total current liabilities	114,603	5,832	108,771	16,455	92,316

Loans and export prepayment	112,881	878	112,003	4,882	107,121
Lease liability	1,230	(205)	1,435	(1,277)	2,712
Taxes payable	3,423	249	3,174	3,070	104
Legal contingencies	3,272	1	3,271	3,271	—
Long term provisions	3,623	402	3,221	2,457	764
Asset retirement obligations	3,188	285	2,903	10	2,893
Total non-current liabilities	127,617	1,610	126,007	12,413	113,594

Share capital	326,964	132	326,832	35,617	291,215
Stock-based compensation reserve	19,927	1,442	18,485	(26,003)	44,488
Tax incentive reserve	2,687	187	2,500	2,500	—
Accumulated other comprehensive income (loss)	(21,231)	7,264	(28,495)	(30,028)	1,533
Accumulated losses	(222,254)	4,728	(226,982)	(51,396)	(175,586)
Total shareholders' equity	106,093	13,753	92,340	(69,310)	161,650
Total liabilities and shareholders' equity	348,313	21,195	327,118	(40,442)	367,560

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The Company’s total assets and liabilities showed the following key changes when comparing the balances as of March 31, 2025, to those as of December 31, 2024:

•	trade accounts receivable increased by $15.5 million, or 133.4%, to $27.0 million as of March 31, 2025, from $11.6 million as of December 31, 2024, primarily due to sales recorded at the end of March 2025;

•	inventories increased by $5.1 million, or 31.5%, to $21.2 million as of March 31, 2025, from $16.1 million as of December 31, 2024 due to the acquisition of spare parts of $1.6 million and finished goods of $2.6 million.

•	a decrease of $2.6 million, or 26.7%, to $7.1 million as of March 31, 2025, from $9.7 million as of December 31, 2024, in advances to suppliers related to the purchase of consumable materials and services;

•	an increase of $2.7 million, or 42.7%, to $9.1 million as of March 31, 2025, from $6.4 million as of December 31, 2024, in recoverable VAT and other taxes, mainly due to new federal credits generated by the Company’s operations in the quarter;

•	a decrease of $3.2 million, or 16.6%, to $16.0 million as of March 31, 2025, from $19.2 million as of December 31, 2024, in deferred income tax and social contribution, mainly due to unrealized exchange rate variations and the taxable income recognized in the first quarter;

•	an increase of $2.9 million, or 22.7%, in loans and accounts receivable from related parties to $15.9 million as of March 31, 2025, from $12.9 million as of December 31, 2024, due to new payments for the loan agreement with the related party Tatooine Investimentos S.A.;

•	an increase of $5.9 million, or 18.2%, in suppliers to $38.6 million as of March 31, 2025, from $32.6 million as of December 31, 2024, due to $2.6 million in exchange rate variation from the appreciation of the Brazilian Real against the US Dollar and $3.3 million in related to the intensification of the construction of Plant 2 and the purchase of materials, equipment, and services in the normal course of business;

|13

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

•	a decrease of $4.9 million, to $168.7 million as of March 31, 2025 from $173.6 million of December 31, 2024, in loans and export prepayment in current and non-current liabilities due to the payment of interest in the amount of $0.9 million and repayment in the amount of $30.8 million of export prepayment trade finance, partially offset by new lines of credit of export prepayment trade finance of $20.8 million and accrual of interest in the amount of $4.9 million.

•	Non-current and current taxes payable increased by $2.3 million, to $9.4 million at March 31, 2025 from $7.1 million at December 31, 2024 due to new tax installments agreements which in their majority mature in 60 months.

•	a decrease of $1.6 million, or 79.7%, in payroll and related charges to $3.5 million as of March 31, 2025, from $1.9 million as of December 31, 2024, due to labor accrual for the quarter.

Results of Operations

Three-Month Period Ended March 31, 2025 compared to Three-Month Period Ended March 31, 2024

The following table summarizes the items that resulted for the three-month period ended March 31, 2025, and 2024:

Results of Operations	For the three-month period ended
(in $ 000s)	3/31/2025	3/31/2024	Change	%
		(As restated)[1]

Sales Revenue	47,673	37,202	10,471	28.1%
Cost of goods sold	(34,218)	(28,642)	(5,576)	19.5%
Sales expenses	(205)	(861)	656	(76.2%)
General and administrative expenses	(4,759)	(4,363)	(396)	9.1%
Other operating income (expenses), net	(896)	(1,399)	503	(36.0%)
Stock-based compensation	(805)	(2,266)	1,461	(64.5%)
Financial income (expenses), net	2,938	(7,051)	9,989	(141.7%)
Income Tax and Social Contribution	(5,000)	471	(5,471)	(1161.6%)
Net Income (Loss) for the period	4,728	(6,909)	11,637

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The net income for the three-month period ended March 31, 2025, compared to the three-month period ended March 31, 2024, is primarily attributable to:

Sales revenue

Sales Revenue	For the three-month period ended
(in $ 000s)	3/31/2025	3/31/2024	Change
		(As restated)[1]

Lithium oxide concentrate	49,227	43,246	5,981
Provisional price adjustment	(1,554)	(6,044)	4,490
Total net revenue	47,673	37,202	10,471

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

|14

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Sales revenue increased by $10.5 million, totaling $47.6 million in the three-month period ended March 31, 2025, compared to $37.2 million in the same period of 2024. This increase was mainly due to a 16.5% growth in sales volume, offset by provisional price adjustments, which includes a $1.0 million distribution fee applied to the sales contracts during the period.

Cost of Goods Sold

The following table summarizes the Company’s cost of goods sold for the three-month period ended March 31, 2025, and 2024.

Cost of goods sold	For the three-month period ended
(in $ 000s)	3/31/2025	3/31/2024	Change
		(As restated)[1]
Salaries and benefits	(3,004)	(2,321)	(683)
Mining service providers	(5,820)	(8,496)	2,676
Blasting and fuels	(6,303)	(4,197)	(2,106)
Equipment rental	(405)	(338)	(67)
Fuels	(277)	(385)	108
Plant Services	(885)	(1,399)	514
Equipment services	—	(446)	446
Mobile Crushing	(1,001)	—	(1,001)
Consumables	(973)	(766)	(207)
Utilities	(164)	(421)	257
Insurance	(359)	(429)	70
Taxes and fees	(23)	(4)	(19)
Depletion	(1,298)	(1,437)	139
Depreciation	(1,892)	(1,959)	67
Freight	(2,286)	(1,689)	(597)
Warehouse	(216)	(112)	(104)
Port Operations	(632)	(555)	(77)
Expedition	(87)	(134)	47
Freight Maritime	(3,288)	—	(3,288)
Demurrage	(353)	—	(353)
Royalties	(1,871)	(1,106)	(765)
Stock-based compensation (1)	(611)	—	(611)
Other	(2,470)	(2,448)	(22)
Expenses by nature total	(34,218)	(28,642)	(5,576)

Mining costs	(15,842)	(16,185)	343
Processing costs	(9,626)	(8,853)	(773)
Distribution costs	(6,879)	(2,498)	(4,381)
Royalties	(1,871)	(1,106)	(765)
Cost of goods sold total	(34,218)	(28,642)	(5,576)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Total costs of goods sold increased by $5.6 million, or 19.5%, to $34.2 million for the three-month period ended March 31, 2025, from $28.6 million for the three-month period ended March 31, 2024, mainly due to higher distribution costs in $4.4 million attributed to exports being conducted under the CIF (Cost, Insurance, and Freight) incoterm.

|15

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

In addition, the Company's sales are also subject to royalty payments, which amounted to $1.9 million in the three-month period ended March 31, 2025, an increase of $0.8 million compared to the same period of 2024.

General and Administrative Expenses

General and administrative expenses	For the three-month period ended
(in $ 000s)	3/31/2025	3/31/2024	Change
		(As restated)[1]
Legal	(1,377)	(398)	(979)
Salaries and benefits (Staff)	(1,028)	(1,045)	17
Insurance (D&O)	(519)	(608)	89
Travel	(404)	(476)	72
Audit services	(311)	(355)	44
Salaries and benefits (Board, CEO and CFO)	(209)	(248)	39
It and Security	(193)	(92)	(101)
Public company costs	(180)	(241)	61
Business development product marketing and investor relations	(173)	(205)	32
Accounting services	(35)	(340)	305
Depreciation	(22)	(23)	1
Taxes and fees	(6)	(9)	3
Other	(302)	(323)	21
General and administrative expenses, total	(4,759)	(4,363)	(396)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The general and administrative expenses of $4.7 million increased by $0.4 million in the three-month period ended March 31, 2025, as compared to $4.4 million in the same period of 2024. The increase was primarily driven by a $1.0 million rise in legal expenses and a $0.3 million reduction in accounting fees for the three-month period ended March 31, 2025, compared to the same period in 2024.

Other Operating expenses

Other operating income (expenses)	For the three-month period ended
(in $000s)	3/31/2025	3/31/2024	Change
		(As restated)[1]
Environmental ans social expenses	(752)	(1,093)	341
Accrual for contingencies	(72)	—	(72)
Depreciation	(7)	—	(7)
Others	(65)	(306)	241
General and administrative expenses, total	(896)	(1,399)	503

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Other operating income and expenses decreased by $0.5 million to $0.9 million of expenses in the three-month period ended March 31, 2025, from $1.4 million of expenses in the three-month period ended March 31, 2024, mainly due to a decrease of $0.7 million in the Salaries and benefits (ESG) and, an increase of $0.3 million in sponsorship to the Instituto Lítio Verde incurred in the period.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Stock-based compensation

The $1.5 million decrease in stock-based compensation expenses, to $0.8 million for the three-month period ended March 31, 2025, compared to $2.2 million for the same period in 2024, was primarily due to lower grants made during the period ended March 31, 2025, partially offset by the fair value adjustment of stock options granted in April 2024 in the amount of $0.3 million.

Financial expenses, net

Financial income (expenses), net	For the three-month periods ended
(in $000s)	3/31/2025	3/31/2024	Change
		(As restated)[1]
Financial income	925	1,178	(253)

Financial expenses
Interest accrued on Loans and export prepayment	(4,938)	(4,581)	(357)
Foreign exchange on tax/fees	(1,103)	(296)	(807)
Interest and late payment penalties on taxes	(126)	(221)	95
Accretion of leases	(74)	(87)	13
Accretion of asset retirement obligation	(57)	(42)	(15)
Other expenses	(73)	(142)	69
Total	(6,371)	(5,369)	(1,002)

Foreign exchange variation on net assets	8,384	(2,860)	11,244
Financial income (expenses), net total	2,938	(7,051)	9,989

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Net financial income (expenses) increased by $10.0 million, to $2.9 million in income in the three-month period ended March 31, 2025, from $7.0 million in expenses in the three-month period ended March 31, 2024, due to the following primary factors:

•	an increase in foreign exchange variation gains on net assets of $11.2 million, to $8.4 million recognized in the three-month period ended March 31, 2025, from a foreign exchange variation loss on net assets $7.1 million recognized in the three-month period ended March 31, 2024, primarily due to the Brazilian real appreciated by 7.27% against the US$ in the first quarter of 2025, in comparison to the depreciation of 3.2% in the same period of 2024.

Income Tax and Social Contribution

The increase of $5.0 million in Income tax and social contribution was primarily due to the Brazilian income tax calculation, including deferred and current taxes, which does not impact cash flow, as tax credits will be utilized to offset the income tax payable, including tax benefit of the Northeast Development Authority – “SUDENE”. The overall effective tax rate is influenced by the unused tax credits in Canada.

Non-GAAP Measure

a)	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)

The adjusted EBITDA is meaningful for the stakeholders, since the Company can demonstrate the effective EBITDA, considering the stock-based compensation impact in net loss. Since this item is a non-cash effect, the reconciliation below is necessary and relevant for understanding the Company´s EBITDA measurement.

Adjusted EBITDA is a non-GAAP measure, which is calculated using net loss for the period and excluding the amounts charged as (i) depreciation and depletion, (ii) financial expenses and (iii) income taxes as shown in the reconciliation below:

|17

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

EBITDA - Reconciliation	For the three-month periods ended
	3/31/2025	3/31/2024
(in $000s)		(As restated)[2]

Net income (loss) for the period	4,728	(6,909)
(+) Depreciation and depletion	3,219	3,419
(+) Financial income (expenses), net	(2,937)	7,051
(+) Income taxes	5,000	(471)
EBITDA	10,010	3,090
(+) Stock-based compensation	1,416	2,266
Adjusted EBITDA	11,426	5,356
Adjusted EBITDA (%)*	24.0%	14.4%

(1) For the adjusted EBITDA (%) the Company consider the amount of the adjusted EBITDA over the net revenue, which represents net revenue of $47,673 for the three-month period ended March 31, 2025, $37,202 for the three-month period ended March 31, 2024;

(2) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Liquidity and Capital Resources

Cash Flow Highlights	For the three-month periods ended
	3/31/2025	3/31/2024
(in $000s)		(As restated)[1]
Cash used in Operating Activities	(2,186)	(11,472)
Cash used in Investing Activities	(4,793)	(5,764)
Cash provided by (used in) Financing Activities	(10,772)	78,610
Effect of Foreign Exchange on Cash	2,944	(1,767)
Change in Cash and Cash Equivalents	(14,807)	59,607
Cash & Cash Equivalents – Beginning of Period	45,918	48,584
Cash & Cash Equivalents – End of Period	31,111	108,191

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Liquidity Outlook

As of March 31, 2025, the Company had $31.1 million in cash and cash equivalents, which compares to $108.2 million as of March 31,2024. For the three-month period ended March 31, 2025, the cash and cash equivalents decreased by $14.8 million (an increase of $59.6 million for the three-month period ended March 31,2024), mainly related to cash used in operating activities of $2.2 million (cash provided of $11.5 million as of March 31,2024), cash used in investing activities of $4.8 million (cash used of $5.8 million as of March 31,2024) and cash used in financing activities of $10.8 million (cash provided by of $78.6 million as of March 31,2024) and an effect of foreign exchange rate on cash and cash equivalents increasing the balance by $2.9 million (a decreased of $1.8 million as of March 31, 2024).

As of March 31, 2025, the Company had total debt outstanding (loans and export prepayment) of $168.7 million comprised of the long-term export prepayment agreement of $102.2 million entered into on December 10, 2022 (fully drawn as of the date of this MD&A), $15.0 million drawn from BDMG, $50.8 million in export prepayment trade finance and $0.7 million of foreign currency translation adjustments and foreign exchange variation compared to total debt outstanding of $201.5 million as of March 31, 2024.

Three-month period Ended March 31, 2025 compared to Three-month period Ended March 31, 2024

Operating Activities

Cash used in operating activities was $2.2 million for the three-month period ended March 31, 2025, compared to cash provided by operating activities of $11.5 million for the three-month period ended March 31, 2024, the decrease in net cash used in operating activities of $9.3 million is mainly due to:

•	An increase of $11.6 million in the net income for the period, to a net income of $4.7 million for the quarter ended March 31, 2025, compared to a net loss of $6.9 million for the quarter ended March 31, 2024, adjusted by $12.0 million in certain reconciling items that do not represent cash receipts or disbursements, such as decrease in income tax and social contribution of $5.5 million, as well as an increase in depreciation and amortization expenses and other small variations which, together, amounted to adjustments of $2.1 million. These effects were partially offset by an increase of $15.5 million in net exchange variations;

|18

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

•	The higher increase in trade accounts receivable of $7.4 million, to an increase of $14.7 million in the three-month period ended March 31, 2025, from $7.3 million in the three-month period ended March 31, 2024, due to sales made in the quarter being expected to be received after March 31, 2025;

•	An increase in suppliers of $5.8 million, to $6.3 million in the three-month period ended March 31, 2025, from $0.4 million in the three-month period ended March 31, 2024, due to higher purchases of materials and services during the third quarter; and

•	A lower interest payment totaling $10.2 million, comprising $0.9 million related to export prepayment trade finance and $0.3 million related to financing agreements with BDMG in the three-month period ended March 31, 2025, compared to total interest payments of $11.4 million in the same period of 2024, of which $0.4 million related to export prepayment agreements, $0.1 million to BDMG financing agreements, and $10.9 million to long-term export prepayment agreements.

Investing Activities

For the three-month period ended March 31, 2025, the cash used in investing activities is $4.8 million, when compared to cash used of $5.8 million in the same period of 2024, a decrease of $1.0 million primarily due to $2.0 million in lower additions to geological expenditures and property, plant, and equipment, offset by $1.0 million in in advances for land acquisition.

Financing Activities

For the three-month period ended March 31, 2025, cash used in financing activities was $10.3 million compared to cash provided by of $78.6 million in the same period of 2024, a decrease of $89.4 million primarily due to lower export prepayment trade finance lines of credit raised in the amount of $67.7 million and higher repayment on export prepayment trade finance in the amount of $21.7 million.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares Issued and Outstanding	111,856,956
RSUs (1)	349,102
Stock Options (1)	128,125
Fully Diluted Number of Common Shares	112,334,183

(1) RSUs and stock options in the table above are antidilutive at the date of this MD&A since the Company operates in loss.

DISCLOSURE, CONTROLS & PROCEDURES

The CEO and CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under National Instrument 52-109 (NI 52-109) issued by the Canadian Securities Administrators and in Rule 13a-15d - 15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The DC&P is to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The CEO and CFO of the Company concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2024.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Considering the material weaknesses described below, management performed additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Accordingly, management believes that the consolidated financial statements included in this Annual Report on Form 40-F fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS Accounting Standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in NI 52-109 and Rule 13a-, 15d - 15(f) of the Exchange Act. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, Management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified the following material weaknesses:

▪	An ineffective control environment resulting from an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;

▪	An ineffective risk assessment process for identifying all relevant risks of material misstatement and for evaluating changes that could impact internal control over financial reporting, as well as the implications of such risks on the achievement of objectives, including those related to financial reporting.

▪	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, including the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;

▪	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and

▪	Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

The control deficiencies resulted in immaterial misstatements to the consolidated financial statements. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2024.

The Company engaged Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”) to perform an “integrated audit” which encompassed an opinion on the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024, as well as an opinion on the effectiveness of the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2024. Grant Thornton, the Company’s independent registered public accounting firm, audited the Company's consolidated financial statements and issued an adverse opinion on the effectiveness of ICFR. Grant Thornton‘s attestation report on the Company’s ICFR was incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended December 31, 2024.

|20

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

MANAGEMENT’S REMEDIATION PLAN

The Company continues its efforts to address the material weaknesses mentioned above. These remediation efforts are ongoing, and the Company intends to sustain its initiatives aimed at enhancing the internal control environment, a task that will demand significant efforts throughout 2025.

The Company is conducting a comprehensive review of our internal control procedures and has been actively pursuing steps to address and remediate the identified material weaknesses. The Company:

(i)	will seek external consultants to assist Management in assessing its internal control over financial reporting, mapping all existing control deficiencies, defining remediation plans and formed a team responsible for redesigning processes and developing process automation, including those related to accounting and reporting;

(ii)	strengthened the accounting and reporting team by hiring more experienced people, which resulted in the replacement of key personnel as well as reducing reliance on third parties engaged in the accounting, tax and reporting activities;

(iii)	implemented new procedures to enhance accuracy in the interim and annual filings. This includes developing a detailed financial statement closing schedule to oversee preparation, completion, and quality control. Additionally, we introduced the Disclosure and Content Guide, a comprehensive checklist ensuring compliance with all financial reporting requirements. Although it is not documented as a control, senior management now conducts additional layers of review to ensure the accuracy of the filings; and

(iv)	took steps to improve information technology (IT) controls and infrastructure. These efforts include addressing IT general control (ITGC) activities, establishing relevant policies and procedures, and engaging external SAP developers to implement IT system improvements and address gaps in the IT structure. Additionally, measures that have been implemented in 2024 involved collaborating with SAP developers to map existing gaps, enhance ITGC, and establish policies and procedures for the IT organization structure. This included the development of a Data Security Policy and an Access Control Policy.

Further steps to remediate the material weaknesses described above that the Company is pursuing include the following:

a.	Control environment: We are committed to continuously identifying, training, and retaining personnel with the necessary skills and experience in designing, operating, and documenting internal controls over financial reporting. Additionally, we plan to expand our finance staff to enhance the segregation of duties and responsibilities.

b.	Risk assessment: The Company is redesigning all financial reporting that will enhance risk assessment process, document the process understanding, creating flowchart, identifying process risk point and control to address it.

c.	Information and communication: The Company is redesigning its whistleblower channel to make it user friendly and stimulate the usage thereof as a tool for important external and internal communication. We will continue enhancing data reliability and internal controls, harmonizing our IT controls, and addressing current system limitations.

d.	Monitoring activities: The financial and accounting team will work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2025 with a focus on the controls matrix for processes underlying all significant accounts and disclosures. The external specialists with expertise in internal controls implementation are assisting with the development and documentation of the following workstreams related to the internal controls over financial reporting needed to be in compliance with SOX (“Sarbanes-Oxley Act”) : (i) prepare and review the risks and controls matrix; (ii) establish a Project Management Office to manage the control deficiencies and remediation; (iii) develop and document structured policies and procedures; (iv) test the design, implementation and operating effectiveness of the internal controls after remediation to support the CEO and CFO certifications; and (v) support training content development and conducting training sessions across the Company.

|21

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

e.	Control activities: We will continue to refine our control activities to mitigate risks and ensure the achievement of objectives, designing and implementing controls activities and IT general controls over all the processes in order to address the process risk point.

We are confident that our remediation plan will adequately address the identified material weaknesses and bolster our internal control over financial reporting. Management will continue to review and make necessary changes to the overall design and operation of the Company’s internal control environment, as well as the policies and procedures to improve the overall effectiveness of internal control over financial reporting. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management concludes, through testing, that these controls are operating effectively. The Company has taken steps toward remediation during the 2024 fiscal year and is working towards having its internal controls environment free of material weaknesses by the end of fiscal year 2025.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND REMEDIATION

As described above under Remediation Efforts to Address the “Material Weaknesses”, we are taking actions to remediate the material weaknesses in our internal control over financial reporting. Same changes were implemented in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.

A10 Investimentos Ltda. is an asset management firm controlled by Marcelo Paiva, a Director of the Company, who is the investment manager of the A10 Fundo de Investimento de Ações – Investimento no Exterior (“A10 Fund”),

which holds a controlling position in the Company.

A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda. is a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the period ended March 31, 2025.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of the Company. The CEO, Ana Cristina Cabral has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Serviços de Análise de Empresas e Administrativos Ltda. is an administrative services firm controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the period ended March 31, 2025.

Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, the CEO of the Company has in indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and of the Sigma Brazil, Marina Bernardini, is the controlling shareholder and officer.
Instituto Lítio Verde (“ILV”)

Instituto Lítio Verde is a non-profit entity whose officers are Lígia Pinto, Sigma’s VP of Institutional and Governmental Relations and Communication, Marina Bernardini, an officer of Miazga and Sigma Brazil, and Cesar Chicayban, a Ex-Board of Directors member of Sigma until July 9, 2024.

Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

|22

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

a)	Transactions with related parties

Cost sharing agreements (“CSAs”): The Company has CSAs with A10 Advisory and A10 Finanças, whereby the firms are reimbursed for certain expenses: (i) the cost of administrative personnel that is 100% allocated to the Company; (ii) the rental of office space that was formerly occupied by A10 Advisory and that is now fully used by the Company; (iii) health insurance expenses of former A10 Advisory staff now employed by the Company; and (iv) any relatively minor expenses of the Company that may be paid by one of the firms for later reimbursement by the Company.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant (See note 14).

Royalties: Brazilian law mandates the payment of royalties to landowners where mineral exploration takes place. The valuation of the amount must be equivalent to 50% of the sum paid as Financial Compensation for the Exploration of Mineral Resources (CFEM). As of March 31, 2025, the Company recognized an amount of $1.46 million ($0.94 million as of December 31, 2024) to be paid to Miazga, of which $0.28 million was paid in the first quarter of 2025.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $12.0 million. On November 14, 2024, the Company entered into a contractual amendment with an increase in the loan limit to $15.0 million, bearing 15% p.a. interest rate. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement represents a total amount of $15,897 as of March 31, 2025 ($12,952 as of December 31, 2024).

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

|23

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

b)	Transactions with related parties

			Three-month period Ended,			Three-month period Ended
	3/31/2025		3/31/2025	12/31/2024 (As restated)[1]		3/31/2024 (As restated)[1]
Description	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Advisory
CSA	—	—	(93)	—	—	(74)
Miazga
Lease agreements	—	13	(25)	—	5	(1)
Royalties		1,248	(523)	—	671	—
Arqueana
Lease agreements	—	148	(35)	—	123	(9)
Tatooine
Loan to related party	15,897	—	822	12,952	—	293
Instituto Lítio verde
Accounts payable	—	1,006	(416)	—	563	(82)
Total	15,897	2,415	(270)	12,952	1,362	127

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

c)	Key management personnel

	3/31/2025	3/31/2024
		(As restated)[1]
Stock-based compensation, included in operating expenses	306	913
Salaries, benefits and director's fees, included in general and administrative expenses	206	248
Key management personal total	512	1,161

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Key management includes the directors of the Company, executive management team and senior management at Sigma.

Standards issued but not yet effective in 2025

•	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

These financial statements comply with IFRS Accounting Standards, adhering to both general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

|24

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

•	IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

The amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures aim to enhance the clarity of classification, measurement, and disclosure of financial instruments. The updates consisto of:

✓	Classification of Financial Instruments: The new guidelines focus on the contractual characteristics of financial instruments, particularly those related to Environmental, Social, and Governance (ESG) factors, which influence their measurement, either at amortized cost or fair value.

✓	Provision for Expected Losses: IFRS 9 now adopts a model based on expected losses, replacing the previous model that depended on losses incurred. This shift reflects a more proactive approach to risk management.

✓	Electronic Settlement of Liabilities: The amendments clarify the recognition of financial assets and liabilities when settled through electronic payment systems. A new accounting policy will also allow for early recognition of financial liabilities under specific conditions.

✓	Disclosure Transparency: More detailed disclosures will be required, particularly for financial instruments with contingent features related to sustainability goals. This aims to increase transparency and allow investors to better understand company investments.

These amendments will be effective from January 1, 2026, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

CAPITAL MANAGEMENT

The Company manages its capital with the following objectives:

▪	To ensure sufficient financial flexibility to achieve its ongoing business objectives, namely funding future growth opportunities (including potential production expansions through the development of the Project’s Phase 2 and Phase 3 deposits); and

▪	To maximize shareholder returns through enhancing its share value, the Company monitors its capital structure and adjusts according to market conditions to meet its objectives, given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, raising debt, repurchasing outstanding shares, adjusting capital spending, or disposing of assets.

The capital structure is reviewed by management and the Board on an ongoing basis.

The Company’s shareholders’ equity is comprised of share capital, stock-based compensation reserve, reserve for tax incentives, other comprehensive income (loss) and accumulated losses, which on March 31, 2025, totaled $106.1 million ($92.3 million as of December 31, 2024). The Company’s capital management objectives, policies, and processes remained unchanged during the three-month period ended March 31, 2025.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditure and other investing and financing initiatives based on its activities.

|25

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

FINANCIAL RISK FACTORS

The Company is exposed to a variety of financial risks such as credit risk, liquidity risk and market risk, including interest rate risk, foreign currency risk and price risk.

The fair values of cash and cash equivalents, accounts payable, export prepayment trade finance and credits from related parties approximate their carrying amounts due to the short-term maturity of these financial instruments.

Credit Risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses..

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due,

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures, Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including interest:

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
(in C$ 000s)
Suppliers	38,569	—	—	—	38,569
Loans and export prepayment	67,251	119,285	7,056	2,251	195,843
Lease liabilities	2,860	1,634	327	173	4,994

Market Risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of minerals in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of loss.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined during the second quarter of 2025 is detailed below:

	Volume (kt) (3)	Shipment average price	Variation	Effect on Sales Revenue
Lithium oxide concentrate (Probable)(1)	73,230	675	(117)	(8,544)
Lithium oxide concentrate (+20%)(2)	73,230	950	158	11,595
Lithium oxide concentrate (-20%)(2)	73,230	633	(158)	(11,595)

(1) The sensitivity analysis for the probable scenario was carried out using the price published on April 15, 2025, by Fastmarkets as a reference

(2) Provisional price on March 31, 2025.

(3) Total volume of contracts with exposure to market price fluctuation

Interest Rate Risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, SELIC and SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

The Company considered scenario probable and scenarios 1 and 2 of changes in interest rates volatility as of March 31, 2025.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the three-month period ended March 31, 2025:

		Notional	Probable scenario (1)	Scenario 1	Scenario 2
Assets
Rate		14.15% p,a	14.15% p,a	12.74% p,a	11.32% p,a
Short-term investments	CDI (-10% and -20%)	28,229	9,791	8,812	7,833

		Notional	Probable scenario (1)	Scenario 1	Scenario 2
Liabilities
Rate		14.25%p.a.	14.25% p.a.	15.68% p.a.	17.10% p.a.
BDMG	Selic (+10% and +20%)	15,501	(5,418)	(5,960)	(6,501)

Rate		4.12% p.a.	4.12% p.a.	4.70% p.a.	4.82% p.a.
Export prepayment agreement	SOFR (+2,5% and +5,0%)	100,000	(9,513)	(9,751)	(10,238)

(1) Sensitivity analysis of the scenario probable was measured using as reference the rates on May 15, 2025.

During 2024, the Company entered into a swap operation with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in USD, which is originally calculated on the notional amount in USD, to DI plus an interest rate calculated on the notional amount in R$. The table below demonstrates the swap results up to March 31, 2025, recognized in the financial result.

				Appreciation		3/31/2025	Impact on financial income / (expense)
	Maturity	Functional currency	Notional	Asset position	Liabilities position	Receivable / (Payable)	3/31/2025
				R$	R$	R$
Interest rate swap	11/24/2025	R$	121,070	124,374	(126,743)	(2,369)	(310)

Foreign Currency Risk

The exposure arises from the existence of assets and liabilities generated in US dollar, since the Company's functional currency is the Brazilian Real.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The consolidated exposure as of March 31, 2025 is as follows:

Description	3/31/2025
Canadian dollar
Cash and cash equivalents	76
Suppliers	(5,255)
Other current liabilities	(182)
(5,361)
United States dollar
Cash and cash equivalents	20,208
Trade accounts receivable	27,035
Cash held as collateral	12,686
Suppliers	(2,539)
Prepayment from customer	(1,879)
Interest on export prepayment agreement	(4,614)
Export prepayment agreement	(149,880)
(98,983)

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1), scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on March 31, 2025.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	3/31/2025
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	3.9937	4.2102	4.6312	5.0522
CAD (-)	3.9937	4.2102	3.7892	3.3682
USD (+)	5.7422	5.8707	6.4578	7.0448
USD (-)	5.7422	5.8707	5.2836	4.6966

The effects on profit and loss, considering scenarios 1 and 2 are shown below:

	3/31/2025
	Notional	Probable scenario (1)	Scenario 1	Scenario 2
Canadian dollar-denominated(+)	(5,361)	(276)	(738)	(1,123)
Canadian dollar-denominated(-)	(5,361)	(276)	289	996
U.S. dollar-denominated(+)	(98,983)	(2,167)	(10,968)	(18,303)
U.S. dollar-denominated(-)	(98,983)	(2,167)	8,591	22,038

(1) Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil on a April 15, 2025.

Changes in Directors and Management

Except for the changes to the Board of Directors noted in the Corporate Highlights section, there were no other changes in directors or management during the three-month period ended March 31, 2025.

QUALIFIED PERSON

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil” issued March 31, 2025, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc., William van Breugel, P.Eng, SGS Canada Inc., Johnny Canosa, P.Eng, SGS Canada Inc., and Joseph Keane, P. Eng., SGS North America Inc. (the “Technical Report”). The Technical Report is filed on SEDAR and is also available on the Company’s website.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The independent qualified person (QP) for the Technical Report’s mineral resource estimates is Marc-Antoine Laporte P.Geo., M.Sc., of SGS Group in Quebec, Canada. Mr. Laporte is a Qualified Person as defined by Canadian National Instrument 43-101.

Other disclosures in this MD&A of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan MAIG (Membership number 7566), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium Director of Geology.

Mr. Zan has verified the technical data disclosed in this MD&A not related to the current mineral resource estimate disclosed herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military conflict in Ukraine.

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

▪ General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts);

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪ Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;

▪ Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

▪ Demand for lithium, including that such demand is supported by growth in the EV market;

▪ Estimates of, and changes to, the market prices for lithium;

▪ The impact of increasing competition in the lithium business and the Company’s competitive position in the industry;

▪ The Company’s market position and financial and operating performance;

▪ The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;

▪ Anticipated timing and results of exploration, development and construction activities;

▪ Reliability of technical data;

▪ The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues;

▪ The Company’s ability to obtain financing on satisfactory terms to develop its projects, if required;

▪ The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals;

▪ The timing and outcome of regulatory and permitting matters;

▪ The exploration, development, construction and operational costs;

▪ The accuracy of budget, construction and operations estimates for the Company;

▪ Successful negotiation of definitive commercial agreements; and

▪ The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this MD&A is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

▪ There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve;

▪	The market for EVs and other large format batteries remains an emerging technology in several markets. No assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to expand lithium operations;

▪ Changes in technology or other developments could result in preferences for substitute products;

▪	The imbalance in the lithium market due to an excess of supply from new or existing competitors could adversely affect prices;

▪ The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil;

▪ Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations;

▪ Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition;

▪ Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition;

▪ The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities;

▪ The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations;

▪ Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations;

▪ The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved;

▪ The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control;

▪ Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects;

▪ The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights;

▪ The Company is subject to strong competition in Brazil and in the global mining industry;

▪ The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations;

▪ The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources, or mineral reserves will ever qualify as a commercially mineable (or viable) deposit;

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪ The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations;

▪	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition;

▪	The Company may not be able to secure the supply of key raw material;

▪	The Company may not be able to meet the quality requirements of its customers;

▪ Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions;

▪ The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise;

▪	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties;

▪ From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects;

▪	The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price;

▪	Operating cash flow may be insufficient for future needs;

▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company's indebtedness, or maintain its debt covenants;

▪ The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future;

▪	Actions taken by foreign governments regarding critical minerals may affect the Company’s business;

▪	The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed;

▪	The Company may be subject to sudden tax changes, which can have a material adverse effect on profitability;

▪ The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants;

▪ The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future;

▪ The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts;

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪ If the Company does not implement and maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC. Accordingly, inappropriately designed or ineffective controls could result in inaccurate financial reporting;

▪ As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders;

▪	Failure to retain key officers, consultants and employees or to attract and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success;

▪	The Company’s business depends on strong labor and employment relations;

▪	The Company is subject to currency fluctuation risks;

▪	The Company is subject to interest rates fluctuation;

▪	The Company may face challenges in accessing global capital markets;

▪	Failure in the infrastructure that the Company relies upon could have an adverse effect on the its operations;

▪ Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest;

▪ The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result;

▪	If securities analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline;

▪ The Company will have broad discretion over the use of the net proceeds from offerings of its securities;

▪ There is no guarantee that the Common Shares will earn any positive return in the short term or long term;

▪	The Company has a major shareholder which owns 42.86% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares;

▪ As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgements obtained in the United States;

▪	The Company is governed by the Ontario Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws;

▪ The Company is subject to risks associated with its information technology systems and cyber-security; and

▪	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including this MD&A and the Annual Information Form, which are available on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATES

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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